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SECU. 07004885 .IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______ (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United Capital Markets, Inc.

OFFICIAL USE ONLY
40980
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Crandon Blvd., Suite 167
(No. and Street)

Key Biscayne	**FL**	**33149**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Hannan, CFO **305-365-0527**
(Area Code – Telephone No.)

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, D. John Devaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of United Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret K. Lombardo
Commission #DD183084
Expires: Mar 16, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Margaret K Lombardo
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

United Capital Markets, Inc.

December 31, 2006
with Report of Independent Registered Public Accounting Firm


SEC MAIL PROCESSING
RECEIVED
2007
WASH, D.C.
185

United Capital Markets, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
United Capital Markets, Inc.

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of United Capital Markets, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2007

United Capital Markets, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Securities purchased under agreement to resell	$ 1,592,893
Securities owned, at fair value	130,388,910
Deposit with clearing organization	2,000,000
Fixed assets, at cost (net of accumulated depreciation of $822,321)	846,806
Principal and interest receivable	332,113
Receivables from affiliates	114,142
Other assets	322,180
Total assets	$ 135,597,044
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organization	$ 64,276,602
Securities sold, not yet purchased, at fair value	30,708,653
Accounts payable, accrued expenses, and other liabilities	1,482,817
Total liabilities	96,468,072
Stockholder's equity	39,128,972
Total liabilities and stockholder's equity	$ 135,597,044

See accompanying notes to statement of financial condition.

United Capital Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its offices located in Florida and California.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing organization").

2. Significant Accounting Policies

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of income. Fair value is generally based on published market prices or other relevant factors including dealer price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

Securities purchased under agreements to resell, which are treated as collateralized financing transactions, are fully collateralized by government and agency obligations and are carried at the amounts at which the securities subsequently will be resold plus accrued interest. The Company enters into securities purchased under agreements to resell on an overnight basis with one financial institution. The Company monitors the collateral value of the underlying positions on a daily basis.

Fixed assets include furniture and equipment which are recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Interest revenues are earned from the underlying securities owned, the deposit with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis. Interest expense is incurred on the Company's financing of its proprietary inventory and securities sold, not yet purchased. Such interest expense is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

On September 15, 2006 the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157 ("FAS 157") on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating whether FAS 157 will have an impact to the statement of financial condition.

3. Payable to Clearing Organization

Included net in payable to clearing organization is $30,807,025 of proceeds received or scheduled for settlement by the Company for the sales of securities sold, not yet purchased. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The net payable to the clearing organization is payable on demand. The interest rate for such short-term financing during 2006 was charged at varying rates that ranged from federal funds rate plus 50 basis points to federal funds rate plus 200 basis points.

4. Deposits with Clearing Organization

Amounts represent the Company's required interest bearing deposits with the Company's clearing organization.

5. Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing agent seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines. The Company and the clearing organization monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by its clearing organization and subject to such indemnification was approximately $42.3 million. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2006. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased by the Company are comprised as follows (at fair value):

	Owned	Sold, Not Yet Purchased
Obligations of the U.S.government or its agencies	$ 11,456,208	$ 30,708,653
Asset-backed securities	19,890,030	–
Stock	98,808,977	–
Stock warrants	233,695	–
	$ 130,388,910	$ 30,708,653

6. Securities Owned and Sold, Not Yet Purchased (continued)

As of December 31, 2006, approximately 76% of the securities owned is comprised of a common stock position in a NASDAQ listed company.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. These transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Derivative Financial Instruments

Derivatives are financial instruments, which include asset-backed securities, options, futures, warrants, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include options, warrants and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to the Company's use of forward contracts and asset-backed securities. The Company records its derivative activities at fair value in securities owned in the statement of financial condition.

In the normal course of business, the Company enters into transactions for delayed-delivery, to-be-announced (TBA), and when-issued securities which are recorded on the statement of financial condition at the net of unrealized gains and losses by counterparty. The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The Company had no open contracts at December 31, 2006.

8. Income Taxes

The Company, with the consent of the Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in the Parent's tax return. The Parent is a subchapter S corporation which is 100% owned by an individual. The 100% individual owner of the Parent is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is not subject to state and local income taxes.

9. Commitments and Contingencies

The Company is committed, generally through affiliates, to pay rent for office space, transportation and equipment under leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2007	$5,145,512
2008	256,534
2009	126,537
2010	63,134
Thereafter	57,149
Total	$5,648,866

The Company maintains cash in bank deposit accounts, which, at times, exceeds federally insured limits. The Company has experienced no losses associated with these accounts. During 2006, the Company terminated certain multi-year equipment rental agreements with affiliates and entered into new agreements with its affiliates at revised rental rates.

10. Related Party Transactions

The Company engages in securities transactions with limited partnership investment vehicles for which an affiliate acts as the investment advisor.

10. Related Party Transactions (continued)

The Company pays its affiliates for expenses related to occupancy, transportation, equipment and various business development activities. Additionally, the Company is reimbursed by affiliates for shared personnel and equipment expenses. At December 31, 2006, the Company had $114,142 in unsecured receivables from affiliates.

11. Fair Value of Financial Instruments

Financial instruments are recorded at fair value on the Company's statement of financial condition and include securities owned and securities sold, not yet purchased, securities purchased under agreements to resell, payable to clearing organization, and other receivables or payables that represent contractual amounts that approximate fair value due to their short term nature or bear market interest rates. Accounts payable, accrued expenses and other liabilities represent obligations that are carried at amounts which approximate fair value due to the short term nature of the obligations and the periodic reset of interest rates.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2006, the Company had regulatory net capital, as defined in Rule 15c3-1, of $5,212,402 which was $5,112,402 in excess of the required capital of $100,000.

Under the clearing arrangement with the clearing organization, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

The Company is exempt from Rule 15c3-3 of the Securities and exchange Commission under paragraph (k)(2)(ii) of that Rule.


END